As filed with the Securities and Exchange Commission on September 4, 1997.

                                                   Registration No. 333-________

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-8

                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933

                             BANK PLUS CORPORATION
           --------------------------------------------------------
            (Exact Name of Registrant as Specified in its Charter)

                DELAWARE                                95-4571410
   ------------------------------------------------------------------------
     (State or Other Jurisdiction of                 (I.R.S. Employer
     Incorporation or Organization)                 Identification No.)

            4565 Colorado Boulevard, Los Angeles, California 90039
         ------------------------------------------------------------
              (Address of Principal Executive Offices, Zip Code)

                    STOCK OPTION AND EQUITY INCENTIVE PLAN
         ------------------------------------------------------------
                           (Full title of the Plan)

                             Godfrey B. Evans Esq.
       Executive Vice President, General Counsel and Corporate Secretary
                             Bank Plus Corporation
                            4565 Colorado Boulevard
                         Los Angeles, California 90039
         ------------------------------------------------------------
                    (Name and Address of Agent for Service)

                                (818) 549-3330
         -------------------------------------------------------------
         (Telephone Number, Including Area Code, of Agent for Service)



                        CALCULATION OF REGISTRATION FEE

=====================================================================================
                                            PROPOSED      PROPOSED
 TITLE OF SECURITIES        AMOUNT          MAXIMUM       MAXIMUM         AMOUNT OF
        TO BE               TO BE           OFFERING     AGGREGATE      REGISTRATION
      REGISTERED          REGISTERED(1)     PRICE PER     OFFERING           FEE
                                             SHARE         PRICE
-------------------------------------------------------------------------------------
Common Stock, $0.01         750,000         $10.875 (4)  $8,156,250 (4)    $2,471.60
    par value            shares (2)(3)
=====================================================================================

(1) Pursuant to Rule 429 under the Securities Act of 1933, this Registration Statement also relates to 1,375,000 shares of Registrant's Common Stock, $0.01 par value per share (the "Common Stock"), registered on Registration Statement No. 333-16649 for which a Filing Fee of $3,550.89 was previously paid.
(2) This Registration Statement also covers such indeterminable number of additional shares of Common Stock as may become issuable to prevent dilution in the event of stock splits, stock dividends or similar transactions pursuant to the terms of the Plan.
(3) Represents shares of Common Stock to be issued by the Registrant upon exercise of options available for grant under the Plan.
(4) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based upon the prices of the Common Stock on the NASDAQ National Market as reported on August 29, 1997.

                               EXPLANATORY NOTE

     Under cover of this Form S-8 is a reoffer prospectus prepared in accordance with Part I of Form S-3 under the Act (the "Reoffer Prospectus"). The Reoffer Prospectus may be used in connection with resales of securities acquired under the Plan by persons who may be considered affiliates of the Registrant, as defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act").

                                    PART I

             INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

     The documents containing the information specified in Part I of the instructions to the Registration Statement on Form S-8 will be sent or given to officers, employees and non-employee directors of the Registrant and its subsidiaries selected to participate in the Plan as required by Rule 428(b)(1) promulgated under the Securities Act.

REOFFER PROSPECTUS
                             BANK PLUS CORPORATION
                                 COMMON STOCK
                              ($0.01 PAR VALUE)
                               2,125,000 SHARES

       This Prospectus relates to 2,125,000 shares of Common Stock, par value $0.01 per share ("Common Stock"), of Bank Plus Corporation ("Bank Plus") which have previously been issued or may in the future be issued pursuant to awards granted under Bank Plus' Stock Option and Equity Incentive Plan (the "Plan") to, and which may be offered for resale from time to time by, certain directors and officers of Bank Plus and its affiliates named in the table under the heading "Selling Stockholders" (the "Selling Stockholders").

       Bank Plus will not receive any of the proceeds from the sale of the Common Stock offered hereby (hereinafter, the "Securities"). Bank Plus will pay all of the expenses associated with the registration of the Securities and this Prospectus. The Selling Stockholders will pay the other costs, if any, associated with any sale of the Securities.

       Sale of the Securities offered hereby may be made on the NASDAQ National Market System or the over-the-counter market or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions.

       See "Risk Factors" beginning on page 5 hereof for certain considerations relevant to an investment in the Securities.

       The Common Stock is quoted on the NASDAQ National Market System under the symbol "BPLS." On August 29, 1997 the last reported sale price per share of the Common Stock, as quoted on the NASDAQ National Market System, was $10.875.


                     ------------------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                     ------------------------------------

               The date of this Prospectus is September 4, 1997.

                     ------------------------------------

                             AVAILABLE INFORMATION

       Concurrently herewith, Bank Plus is filing a Registration Statement on Form S-8 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), pertaining to the Securities covered by this Prospectus. This Prospectus omits certain information and exhibits included in the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C.

       Bank Plus is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by Bank Plus can be inspected and copied at the public reference facilities maintained by the Commission at Room 2014, 450 Fifth Street, N.W., Washington, D.C. 20549, and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center (13th Floor), New York, New York 10048 and at Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

       Bank Plus' Common Stock is quoted on the NASDAQ National Market System under the symbol "BPLS."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents heretofore filed by Bank Plus with the Commission are by this reference incorporated in and made a part of this Prospectus: (i) the Company's (as defined below) Annual Report on Form 10-K for the fiscal year ended December 31, 1996, (ii) Amendment No. 1 on Form 10-K/A, filed June 13, 1997, to the Company's Annual Report for the fiscal year ended December 31, 1996; (iii) the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997; (iv) the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997; (v) the Company's Current Report on Form 8-K filed July 3, 1997; (vi) the Company's Current Report on Form 8-K filed August 13, 1997; (vii) the description of Bank Plus' Common Stock contained in Bank Plus' Registration Statement on Form 8-B filed on April 22, 1996; and (viii) all documents filed by Bank Plus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Securities offered hereby have been sold or which deregisters all Securities then remaining unsold. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

       Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to Bank Plus Corporation, Attention: General Counsel, 4565 Colorado Boulevard, Los Angeles, 90039, telephone number (818) 549-3330.

                                  THE COMPANY

          Bank Plus, through its wholly-owned subsidiary, Fidelity Federal Bank, A Federal Savings Bank, and its subsidiaries ("Fidelity" or the "Bank"), offers a broad range of consumer financial services, including demand and term deposits, and loans to consumers, through 38 full-service branches, all of which are located in Southern California, principally in Los Angeles and Orange counties. At this time, the Bank makes available to its customers residential mortgages and consumer loans, which the Bank does not underwrite or fund, by referral to certain established providers of mortgage and consumer loan products with which the Bank has negotiated strategic alliances. In addition, through Bank Plus' subsidiary Gateway Investment Services, Inc. ("Gateway"), a National Association of Securities Dealers, Inc. ("NASD") registered broker/dealer, the Bank provides customers with uninsured investment products, including a number of mutual funds, annuities and unit investment trusts.

          In the fourth quarter of 1995, Fidelity completed a plan of recapitalization (the "1995 Recapitalization"), pursuant to which Fidelity raised approximately $134.4 million in net new equity through the sale of 2,070,000 shares of 12% Noncumulative Exchangeable Perpetual Preferred Stock, Series A ("Series A Preferred Stock"), and 47,000,000 shares of Fidelity Class A Common Stock. As part of the 1995 Recapitalization, Fidelity adopted the accelerated asset resolution plan (the "Accelerated Asset Resolution Plan"), which was designed to aggressively dispose of, resolve, or otherwise manage a pool of primarily multifamily mortgage loans and real estate owned ("REO"). As a result, Fidelity recorded a $45.0 million loan portfolio charge in the allowance for estimated loan losses which represented the estimated additional losses expected to be incurred in connection with the implementation of the Accelerated Asset Resolution Plan. See Item 7: "Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")--Asset Quality--Accelerated Asset Resolution Plan" in the Company's Annual Report on Form 10-K for the fiscal year ended December 1996, as amended by the Amendment No. 1 thereto on Form 10-K/A filed June 13, 1997 (the "1996 10-K").

          On February 9, 1996, the Bank's stockholders approved a one-for-four reverse stock split of the issued and outstanding shares of the Bank's Class A Common Stock. Upon effectiveness of the reverse stock split, each stockholder became the owner of one share of Common Stock for each four shares of Common Stock held at the time of the reverse stock split and became entitled to receive cash in lieu of any fractional shares. All per share data and weighted average common shares outstanding have been retroactively adjusted to reflect the reverse stock split.

          In May 1996, Fidelity completed a reorganization pursuant to which all of the outstanding common stock of Fidelity was converted on a one-for-one basis into all of the outstanding common stock of Bank Plus, and Bank Plus became the holding company for Fidelity (the "Reorganization"). Effective May 17, 1996, Bank Plus Common Stock was listed on the NASDAQ National Market System under the symbol "BPLS". Bank Plus' principal operating subsidiaries are Fidelity and Gateway, which prior to the Reorganization was a subsidiary of the Bank. Bank Plus currently has no significant business or operations other than serving as the holding company for Fidelity and Gateway.

          Fidelity's deposits are highly concentrated in Los Angeles and Orange counties. The 38 branches held average deposit balances of $71.1 million and total balances of approximately $2.7 billion at June 30, 1997. At June 30, 1997, the Bank's gross mortgage loan portfolio aggregated approximately $2.8 billion, 61% of which was secured by residential properties containing 5 or more units, 31% of which was secured by single family and multifamily residential properties containing 2 to 4 units and 8% of which was secured by commercial and other property. At that same date, 96% of the Bank's loans consisted of adjustable-rate mortgages.

          The Bank's deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Savings Association Insurance Fund (the "SAIF") to the maximum extent permitted by law. The Bank is subject to the examination, supervision and reporting requirements of the Office of Thrift Supervision (the "OTS"), which is the Bank's primary federal banking regulator, and is also subject to examination and supervision by the FDIC. As a wholly-owned subsidiary of Bank Plus, Gateway is subject to limited examination and supervision by the OTS and is also subject to regulation as a registered broker/dealer by the Securities and Exchange Commission (the "SEC").

          On September 30, 1996 legislation was enacted that required member institutions to recapitalize the SAIF by paying a one-time special assessment of approximately 65.7 basis points on all assessable deposits as of March 31, 1995. The one-time special assessment resulted in the Bank recording an $18.0 million charge in additional SAIF premiums. See Item 1: "Business-Regulation and Supervision--Fidelity--Deposit Insurance," in the 1996 10-K.

          Unless the context otherwise requires, all references to the "Company" in this reoffer prospectus include Bank Plus and its subsidiaries on a consolidated basis. All references to Fidelity or the Bank with respect to the period after August 3, 1994 and before the Reorganization include Gateway, which was a wholly-owned subsidiary of the Bank's former holding company, Citadel Holding Corporation ("Citadel"), during a portion of the periods covered hereby, and on August 3, 1994, became a wholly-owned subsidiary of Fidelity. The principal executive offices of Bank Plus and Fidelity are located at 4565 Colorado Boulevard, Los Angeles, California 90039, telephone number (818) 241-6215.


                                 RISK FACTORS

       The purchase of the Securities involves a high degree of risk. In determining whether or not to make an investment in the Securities, potential investors are urged to read and carefully consider the matters set forth below, as well as the other information contained herein.

RISK OF CONTINUING LOSSES

          Beginning in late 1991, the impact of the economic recession and substantial declines in real estate values in Southern California began to adversely affect collateral values and the ability of certain borrowers to repay their obligations to the Bank. This led to high levels of nonperforming assets ("NPAs") and net chargeoffs in 1991, which adversely affected the Bank's asset quality and results of operations. The foregoing factors contributed to a net loss of $65.9 million ($62.72 per share), a net loss of $128.4 million ($39.08 per share) and a net loss of $69.0 million ($8.84 per share) for the years ended December 31, 1993, 1994 and 1995, respectively. The Bank's losses during these periods were primarily due to significant increases in the provision for loan and real estate losses, lower net interest income due primarily to high levels of NPAs, decreased fee income due primarily to shrinkage of the Bank's deposit base, and increased operating and other expenses relating to managing the Bank's problem asset portfolio and the write-off of certain intangible assets.

          For the year ended December 31, 1996, the Company reported a net loss before minority interest in subsidiary of $9.4 million (after giving effect to the SAIF special assessment of $18.0 million). Earnings during 1996 (before the SAIF special assessment) were positively affected by, among other things, a reduced provision for estimated loan losses of $15.6 million compared to provisions of $69.7 million (including the effect of a $45.0 million loan portfolio charge taken in connection with the Bank's adoption of the Accelerated Asset Resolution Plan), $65.6 million and $65.1 million during 1995, 1994 and 1993, respectively. The lower provision during 1996 is attributable to, among other things, lower levels of NPAs in 1996 compared to other years and the effect of the Accelerated Asset Resolution Plan and the $45.0 million reserve taken in connection therewith in 1995. No assurance can be given that economic conditions that may affect the Bank's market area or other circumstances will not require an increased provision which could have an adverse effect on the Company's financial condition and results of operations. See "--Adequacy of Allowance for Loan and Real Estate Losses."

HIGH LEVELS OF NONPERFORMING ASSETS AND OTHER ASSETS WITH INCREASED RISK

          Due to significant decreases in rental rates and property values, loans originated during the years 1987 through 1991 (which included the peak years of Southern California real estate values in recent periods) are characterized by generally higher loan to value ratios and lower debt coverage ratios. The levels of the Bank's NPAs between 1989 and 1994 increased as economic conditions worsened and contributed to substantial declines in real estate values. Subsequent to the 1994 Recapitalization and Restructuring, the levels of NPAs decreased substantially and remained at such lower levels during 1995 and 1996. As of June 30, 1997, 60% of the outstanding gross loan portfolio was originated between 1987 and 1991. High levels of NPAs were exacerbated as a result of the Bank's concentration of loans secured by multifamily properties in geographic areas that suffered particularly significant declines in rental rates and real estate values and the impact of the Northridge earthquake. See "-- Dependence on Real Estate and High Concentration of Multifamily Residential Loans."

          Levels of NPAs may remain at current levels or may increase in the future as problem loans are worked out and in some instances properties are taken into REO. The real estate market in Southern California and the overall economy in the areas where the Bank operates are likely to continue to have a significant effect on the quality of the Company's assets in the future.

ADEQUACY OF ALLOWANCE FOR LOAN AND REAL ESTATE LOSSES

          The Company's results of operations have been adversely affected in recent years by significant loan and real estate loss provisions taken in light of significant charge-offs against the Bank's allowance for estimated loan and REO losses and high levels of NPAs and increased levels of REO, particularly with respect to the Bank's loans on multifamily properties of 5 units or more. The amount of the Bank's allowance for loan losses represents management's estimate of the amount of loan losses likely to be incurred by the Bank, based upon various assumptions as to economic and other conditions. As such, the allowance for loan losses does not represent the amount of such losses that could be incurred under adverse conditions that management does not consider to be the most likely to arise. In addition, management's classification of assets and evaluation of the adequacy of the allowance for loan losses is an ongoing process. Consequently, there can be no assurance that material additions to the Bank's allowance for loan losses will not be required in the future, thereby adversely affecting earnings and the Bank's ability to maintain or build capital. While management believes that the current allowance is adequate to absorb the known and inherent risks in the loan portfolio, no assurances can be given that the allowance is adequate or that economic conditions which may adversely affect the Bank's market area or other circumstances will not result in future loan or REO losses, which may not be covered completely by the current allowance or may require an increased provision which could have a significant adverse effect on the Bank's financial condition, results of operations and levels of regulatory capital.

ECONOMIC CONDITIONS IN FIDELITY'S MARKET AREA

          The performance of the Bank's loans secured by multifamily and commercial properties has been adversely affected by Southern California economic conditions. These portfolios are particularly susceptible to the potential for further declines in the Southern California economy, such as increasing vacancy rates, declining rents, increasing interest rates, declining debt coverage ratios and declining market values for multifamily and commercial properties. In addition, the possibility that investors may abandon properties or seek bankruptcy protection with respect to properties experiencing negative cash flow, particularly where such properties are not cross-collateralized by other performing assets, can also adversely affect the multifamily loan portfolio.

          California has been hit particularly hard by adverse economic conditions and Southern California has experienced the brunt of the economic downturn in the state. Although certain economic indicators suggest that the Southern California economy is beginning to improve, many factors key to recovery may be impacted adversely by the Federal Reserve Board's interest rate policy as well as other factors. Consequently, rents and real estate values may not stabilize, which may affect future delinquency and foreclosure levels and may adversely impact the Company's asset quality, earning performance and capital levels.

DEPENDENCE ON REAL ESTATE AND HIGH CONCENTRATION OF MULTIFAMILY RESIDENTIAL
LOANS

          At June 30, 1997, substantially all of the Bank's loan portfolio was secured by real estate, and the Company had $23.6 million of net REO. In light of the economic recession in Southern California and the impact it has had and may have on the Southern California real estate market, the Bank's real estate dependence and high concentration of multifamily loans on properties of 5 or more units (approximately 60% of the Bank's mortgage loan portfolio) increases the risk of loss in the Bank's loan portfolio.

          Prior to the 1994 Restructuring and Recapitalization, the Bank experienced high delinquency rates in its multifamily portfolio of 5 or more units reflecting, among other things, (i) high vacancy rates, (ii) low apartment rental rates, (iii) a greater willingness of borrowers to abandon such properties or seek bankruptcy protection, particularly where such properties are experiencing negative cash flow and the loans are not cross-collateralized by other performing properties, and (iv) the substantial decreases in the market value of multifamily properties experienced in recent periods (resulting, in many cases, in appraised values less than the outstanding loan balances).

          Multifamily lending on properties of 5 or more units typically involves larger loans to a single obligor and is generally viewed as exposing the lender to a greater risk of loss than single family and multifamily (2 to 4 units) lending. The liquidation value of multifamily properties may be adversely affected by risks generally incident to interests in real property, which include: changes or continued weakness in general or local economic conditions and/or specific industry segments, declines in real estate values, declines in rental, room or occupancy rates, increases in interest rates, real estate and personal property tax rates and other operating expenses (including energy costs), the availability of refinancing, changes in governmental rules, regulations and fiscal policies, including rent control ordinances and environmental legislation, and other factors beyond the control of the borrower or the lender.

CAPITAL REQUIREMENTS

          The minimum capital requirements applicable to savings associations, such as the Bank, were significantly increased by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"). Under FIRREA, as implemented to date by the OTS, thrifts are required to maintain ratios of tangible capital to adjusted total assets (as defined in the regulations) of at least 1.5%, core capital to adjusted total assets (as defined in the regulations) of at least 3% and total capital to risk-weighted assets (as defined in the regulations) of at least 8%.

          The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, required the OTS to implement a system providing for regulatory sanctions against institutions that are not adequately capitalized. The severity of the sanctions increases to the extent that an institution's capital continues to decline. Under the prompt corrective action ("PCA") provisions, an institution is adequately capitalized (and, therefore, not undercapitalized) if (1) its ratio of core capital to adjusted total assets (as defined in the regulations) is at least 4%, (2) its ratio of core capital to risk-weighted assets (as defined in the regulations) is at least 4% and (3) its ratio of total capital to risk-weighted assets (as defined in the regulations) is at least 8%. An institution is treated as well capitalized if its core capital to adjusted total assets ratio is at least 5%, its core capital to risk-weighted assets ratio is at least 6%, and its total capital to risk-weighted assets is at least 10% and no OTS order or directive requiring higher capital ratios is then in effect.

          At June 30, 1997, the Bank met the requirements to be deemed well capitalized for regulatory purposes. However, there can be no assurance that the Bank will remain well capitalized in the future.

          The OTS also has the authority to establish, for individual thrifts, an individual minimum capital requirement ("IMCR") in excess of the standard requirement upon a determination by the OTS that such an IMCR is necessary or appropriate in light of such thrift's particular circumstances. For example, the OTS may determine that an IMCR is appropriate if, among other things, the OTS believes that an institution (i) has a high degree of exposure to interest rate risk or credit risk, (ii) has a high degree of exposure to concentration of credit risk or risks arising from nontraditional activities or fails to adequately monitor and control the risks presented by concentration of credit and nontraditional activities, (iii) may be adversely affected by the operation or condition of its holding company, (iv) has a portfolio reflecting weak credit quality or a significant likelihood of financial loss or (v) has inadequate underwriting standards or procedures. If the OTS determines that an IMCR should be imposed on an institution, the institution has an opportunity to submit a response to the OTS, but may have no opportunity for judicial review of an IMCR. If an institution fails to meet either the standard minimum capital requirements or any IMCR that may be imposed on it, it will become subject to a number of regulatory sanctions. Although the Bank is not currently subject to an IMCR, there can be no assurance that the Bank will not be subject to an IMCR in the future.

          The Bank's failure to meet its regulatory capital requirements would provide grounds for one or more of the following actions, depending on the severity of the violation: a requirement that the Bank file a capital restoration plan, a requirement that the Bank take additional actions to comply with the capital restoration plan, the issuance of a cease and desist order, the issuance of a capital directive, the imposition of civil money penalties on the Bank and certain affiliated parties, the imposition of such operating restrictions as the OTS deems appropriate at the time, such other actions by the OTS as it may be authorized or required to take under applicable statutes and regulations and, under certain circumstances, the appointment of a conservator or receiver for the Bank.

FLUCTUATIONS IN INTEREST RATES

          Prevailing economic conditions, particularly changes in market interest rates, as well as governmental policies and regulations concerning, among other things, monetary and fiscal affairs, significantly affect interest rates and a savings institution's net interest income. The results of operations of the Company depend to a large extent on net interest income, which is the difference between interest the Company receives from its loans, securities and other interest-earning assets and the interest expense the Company pays on its deposits and other interest-bearing liabilities. The Company is subject to risk from fluctuations in interest rates to the extent its interest-bearing liabilities mature or reprice at different times or on a different basis than its interest-earning assets. Generally speaking, maturing liabilities, such as deposits, may be replaced only with new liabilities paying interest rates prevailing at the time of maturity, which may possibly be higher than the rates applicable to the liabilities they replaced. Similarly, rates paid on liabilities which reprice or adjust are adjusted based on interest rates prevailing at the time of the repricing or adjustment. "Gap," generally speaking, represents the estimated difference between the amount of interest-earning assets and interest-bearing liabilities repricing during future periods as adjusted for interest-rate swaps and other financial instruments as applicable, and based on certain assumptions. One method the Company uses to measure its exposure to interest rate fluctuations is by calculating its one-year Gap, which is the ratio of (i) the difference between interest-sensitive assets and those liabilities that mature or reprice within 12 months to (ii) total assets. Analysis of the Gap provides only a static view of the Bank's interest rate sensitivity at a specific point in time. The actual impact of interest rate movements on the Company's net interest income may differ from that implied by any Gap measurement. The Company's maturity and repricing mismatch between interest rate sensitive assets and liabilities due within one year was a positive 34.49% at June 30, 1997, compared to a negative one-year Gap of 2.84% at December 31, 1996 and a positive one-year Gap of 7.06% at December 31, 1995. With a positive one-year Gap, the Company would anticipate a rising net interest rate margin over the near term in a rising rate environment. Conversely, in a falling interest rate environment, the Company would anticipate that net interest margin would be adversely affected.

          At June 30, 1997, approximately 90.3% of the Company's total loan portfolio consisted of loans which mature or reprice in accordance with the Federal Home Loan Bank Eleventh District Cost of Funds Index within one year, compared with approximately 92.6% at December 31, 1996, approximately 92.4% at December 31, 1995 and approximately 90.6% at December 31, 1994. During the latter part of 1995 and early 1996, the Company benefited from the fact that decreases in the interest rates accruing on the Company's adjustable rate mortgage ("ARM") loans lagged the decreases in interest rates accruing on its deposits. During the rising interest rate environment experienced in early 1995 and the latter part of 1996 through early 1997, however, the Company's net interest margin was reduced. If interest rates were to increase again, the Company's net interest income may suffer further as a result.

SIGNIFICANT REGULATION

          The financial institutions industry is subject to significant regulation, which has materially affected the industry in the past and will likely do so in the future. Such regulations, which affect Fidelity and Bank Plus on a daily basis, may be changed at any time, and the interpretation of the relevant law and regulations is also subject to change by the authorities who examine the Bank and interpret those laws and regulations. There can be no assurance that any present or future changes in the laws or regulations or in their interpretation will not materially and adversely affect the Company.

LEGAL PROCEEDINGS

          The Bank was named as a defendant in a purported class action lawsuit alleging violations of federal securities laws in connection with the offering of common stock by the Bank in 1994 as part of the Bank's 1994 Restructuring and Recapitalization. The suit was filed by Harbor Finance Partners ("Harbor") in an alleged class action complaint in the United States District Court-Central District of California on July 28, 1995 and originally named as defendants the Bank, Citadel,

Richard M. Greenwood (the Bank's chief executive officer and Citadel's former chief executive officer), J.P. Morgan Securities, Inc. and Deloitte & Touche LLP. The suit alleged that false or misleading information was provided by the defendants in connection with the Bank's 1994 Restructuring and Recapitalization and stock offering and that the defendants knew and failed to disclose negative information concerning the Bank. A motion to dismiss the original complaint was filed by the Bank, and was granted without opposition. Thereafter, Harbor filed an amended complaint that did not include J.P. Morgan Securities, Inc. and Deloitte & Touche LLP as defendants and that contained some factual and legal contentions which were different from those set forth originally. On May 21, 1996, the court granted the Bank's and Greenwood's motion to dismiss the first amended complaint, but granted leave to amend. Following the filing of a second amended complaint, the Bank and Greenwood filed a motion to dismiss. At a hearing on July 22, 1996, the court ruled that the case should be dismissed with prejudice and a formal order to that effect was submitted to the court for execution. Harbor lodged certain objections to the proposed order, including objections that the state law claims in the second amended complaint should not be dismissed with prejudice. The court's order of dismissal was entered on August 5, 1996 and provided that all claims asserted in the second amended complaint under federal law were dismissed with prejudice and those under state law were dismissed without prejudice to their renewal in state court pursuant to 28 U.S.C. (S) 1367(b)(3). Harbor has filed a notice of appeal to the order of dismissal. The Briefing in the appeal is now concluded and the appeal awaits hearing and disposition. On August 30, 1996, Harbor filed an alleged class action complaint in state court containing allegations similar to those raised in the federal court action as well as claims for unfair business practices to which the Bank and Greenwood filed demurrers seeking to have the case dismissed for failure to state a legally sufficient claim. These demurrers were sustained without leave to amend on March 13, 1997. On May 5, 1997, an order of dismissal was entered in the trial court in response to which Harbor has filed a notice of appeal. The Bank filed a motion to recover its attorney fees in obtaining the order of dismissal, which was heard on August 4, 1997. The court continued the motion to August 29, 1997 in order to receive further evidence as to the attorney fees claim filed by the Bank.

          In addition, the Bank is a defendant in several individual and purported class actions brought by several borrowers which raise claims with respect to the manner in which the Bank serviced certain adjustable rate mortgages which were originated during the period 1983 through 1988. The actions have been filed between July 1, 1992 and February of 1995. In one case the Bank won a summary judgment in Federal District Court. This judgment was appealed. On July 25, 1996, the Ninth Circuit Court of Appeals filed its opinion which affirmed in part, reversed in part and remanded back to the Federal District Court for further proceedings. The Federal District Court recently ruled in favor of certifying a class in that action. In three Los Angeles Superior Court cases, judgments in favor of the Bank were recently entered. The plaintiff has appealed the judgments in all three cases. Two appeals, one decided on June 26, 1997, and one decided on July 30, 1997, affirmed the judgment of the Superior Court in favor of the Bank, and one appeal has been dismissed. Two other cases are pending in the Los Angeles Superior Court. In these actions, the plaintiffs' principal claim is that the Bank selected an inappropriate review date to consult the index upon which the rate adjustment is based that was one or two months earlier than what was required under the terms of the notes. In a declining interest rate environment, the lag effect of an earlier review period defers the benefit to the borrower of such decline, and the reverse would be true in a rising interest rate environment. The Bank strongly disputes these contentions and is vigorously defending these suits. The legal responsibility and financial exposure of these claims presently cannot be reasonably ascertained and, accordingly, there is a risk that the final outcome of one or more of these actions could result in the payment of monetary damages that could be material in relation to the financial condition or results of operations of the Bank. The Bank does not believe the likelihood of such a result is probable and has not established any specific litigation reserves with respect to such lawsuits.

          In the normal course of business, the Company and certain of its subsidiaries have a number of other lawsuits and claims pending. Although there can be no assurance, the Company's management and its counsel believe that none of the foregoing lawsuits or claims will have a material adverse effect on the financial condition or business of the Company.

COMPETITION

          The Company faces substantial competition for loans and deposits throughout its market areas. The Company competes on a daily basis with commercial banks, other savings institutions, thrift and loans, credit unions, finance companies, retail investment brokerage houses, mortgage banks, money market and mutual funds and other investment alternatives and other financial intermediaries, many of which have substantially greater resources, experience and capital than the Company. The Company faces competition throughout its market area from local institutions, which have a large presence in the Company's market areas, as well as from out-of-state financial institutions which have offices in the Company's market areas. Many of these other institutions offer services which the Company does not offer, including trust services. Furthermore, banks with a larger capital base and financial firms not subject to the restrictions imposed by banking regulation have larger lending limits and can therefore serve the needs of larger customers.


                             SELLING STOCKHOLDERS

     The table below sets forth, as of the date of this Prospectus or a subsequent date if amended or supplemented, (a) the name of each Selling Stockholder and his or her relationship to the Company during the last three years; (b) the number of shares of Common Stock each Selling Stockholder owned beneficially as of the date of this Prospectus (assuming that all options to acquire shares are exercisable within 60 days, although options actually vest over four years), (c) the number of Securities offered pursuant to this Prospectus by each Selling Stockholder; and (d) the amount and the percentage of Common Stock that will be owned by each Selling Stockholder after completion of this offering. The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are "affiliates" of the Company.


--------------------------------------------------------------------------------------------------------------------
                                                                                                  SHARES TO BE
                                                                SHARES OF                      BENEFICIALLY OWNED
                                                               COMMON STOCK                    UPON COMPLETION OF
                            RELATIONSHIP TO                    BENEFICIALLY      SHARES          OFFERING (1)(3)
                          COMPANY DURING LAST                OWNED AS OF JUNE   OFFERED      -----------------------
SELLING STOCKHOLDER           THREE YEARS                      30, 1997 (1)    HEREBY (2)      NUMBER     PERCENT
--------------------------------------------------------------------------------------------------------------------
Richard M. Greenwood      President and CEO of
                          Bank Plus; Chairman and
                          CEO of Fidelity                        312,500        300,000        12,500         *
--------------------------------------------------------------------------------------------------------------------
Norman Barker, Jr.        Director of Bank Plus                   26,750         25,500         1,250         *
--------------------------------------------------------------------------------------------------------------------
Waldo H. Burnside         Director of Bank Plus                   26,125         25,500           625         *
--------------------------------------------------------------------------------------------------------------------
George Gibbs, Jr.         Director of Bank Plus
                          and Fidelity                            26,125         25,500           625         *
--------------------------------------------------------------------------------------------------------------------
Lilly V. Lee              Director of Bank Plus
                          and Fidelity                            26,750         25,500         1,250         *
--------------------------------------------------------------------------------------------------------------------
Mark K. Mason             Director of Fidelity                    25,600         25,500           100         *
--------------------------------------------------------------------------------------------------------------------
Ralph B. Perry            Director of Fidelity                    27,000         25,500         1,500         *
--------------------------------------------------------------------------------------------------------------------
Gordon V. Smith           Chairman of Bank Plus                  102,612          2,500       100,112         *
--------------------------------------------------------------------------------------------------------------------
Mark Sullivan III         Director of Bank Plus                    5,250          2,500         2,750         *
--------------------------------------------------------------------------------------------------------------------
W. Pendleton Tudor        Director of Fidelity                    25,500         25,500             0         *
--------------------------------------------------------------------------------------------------------------------
Stephen J. Austin         Executive Vice President
                          and Director, Risk
                          Evaluation Group, of
                          Fidelity                                12,500         12,500             0         *
--------------------------------------------------------------------------------------------------------------------
Robert P. Condon          Executive Vice President
                          of Fidelity; CEO of
                          Gateway                                181,250        168,750        12,500         *
--------------------------------------------------------------------------------------------------------------------
Godfrey B. Evans          Executive
                          Vice President &
                          General Counsel of
                          Fidelity and of Bank Plus              149,000        143,750         5,250         *
--------------------------------------------------------------------------------------------------------------------
James E. Stutz            President and COO of
                          Fidelity                               175,000        168,750         6,250         *
--------------------------------------------------------------------------------------------------------------------
W.C. Taylor III           Executive Vice President
                          and Chief Lending
                          Officer of Fidelity                    112,500        100,000        12,500         *
--------------------------------------------------------------------------------------------------------------------

*   Less than one percent.
(1) Assumes that all options to acquire shares are exercisable within 60 days, although options actually vest over four years.
(2) Includes all shares of Common Stock issuable to the Selling Stockholder upon exercise of outstanding options granted under the Plan.
(3) Assumes that all options are exercised and all shares offered hereby are sold, that no additional shares will be acquired and that no shares other than those offered hereby will be sold.

                                USE OF PROCEEDS

       The Company will not receive any of the proceeds from the sale of the Securities offered hereby.


                              PLAN OF DISTRIBUTION

       Sale of the Securities offered hereby may be made on the NASDAQ National Market System or the over-the-counter market or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Securities may be sold in (a) a block trade in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) transactions in which a broker or dealer acts as principal and resells the securities for its account pursuant to this Prospectus, (c) an exchange distribution in accordance with the rules of such exchange, and (d) ordinary brokerage transactions and transactions in which the broker solicits purchases. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated immediately prior to sale.
Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any discounts and commissions received by them and any profit realized by them on the resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

       There is no assurance that any of the Selling Stockholders will offer for sale or sell any or all of the Securities covered by this Prospectus.


                             VALIDITY OF SECURITIES

       The validity of the Securities offered hereby will be passed upon for the Company by Sullivan & Cromwell, Los Angeles, California.


                                    EXPERTS

       The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from Bank Plus' Annual Report on Form 10-K, as amended by the Amendment No. 1 thereto on Form 10-K/A, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 OTHER MATTERS

       The certificate of incorporation of the Company limits the liability of directors for breach of their fiduciary duty as directors to the maximum extent permitted by the Delaware General Corporation Law (the "DGCL"). The DGCL authorized corporations to limit or eliminate the personal liability of directors to the corporation and its stockholders for monetary damages in connection with the breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitation authorized by the DGCL, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy such duty of care. Although the DGCL does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Company's certificate of incorporation limits the liability of directors to the Company or its stockholders to the fullest extent permitted by the DGCL as in effect from time to time. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not affect a director's responsibilities under certain other laws such as the federal securities laws or state or federal environmental laws.

       The bylaws of the Company provide that the Company shall indemnify its officers, directors and employees to the fullest extent permitted by the DGCL. The Company believes that indemnification under its bylaws covers at least negligence and gross negligence on the part of the indemnified parties.

       The Company has entered into indemnification agreements with its directors and officers which provide for broad indemnification, except where the "reviewing party" has determined that the indemnitee would not be entitled to be indemnified under applicable law. The "reviewing party" is defined as the majority vote of the directors of the Company not subject to the particular claim or, if none, independent legal counsel selected by the indemnitee and approved by the Company. No payments may be made under these indemnification agreements in connection with claims made against a director or officer for which payment is made under an insurance policy or for which such person is otherwise indemnified.

       Under an insurance policy currently maintained by the Company, the directors and officers of the Company are insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which may be imposed as a result of such claims, actions, suits or proceedings which may be brought against them by reason of being or having been such directors or officers.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

       NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THE PROSPECTUS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.   INCORPORATION OF DOCUMENTS BY REFERENCE.
          ---------------------------------------

          The following documents filed with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference:

(1) The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

(2) Amendment No. 1 on Form 10-K/A, filed June 13, 1997, to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

(3) The Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 1997;

(4) The Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1997;

(5)  The Registrant's Current Report on Form 8-K filed July 3, 1997;

(6)  The Registrant's Current Report on Form 8-K filed August 13, 1997; and

(7) The description of the Registrant's Common Stock contained in the Registrant's Registration Statement on Form 8-B filed on April 22, 1996.

          All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment indicating that all securities offered hereby have been sold or that deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference in the registration statement and to be a part hereof from the date of filing of such documents.

ITEM 4.   DESCRIPTION OF SECURITIES.
          -------------------------

          Not applicable.

ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL.
          --------------------------------------

          Not applicable.

ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.
          -----------------------------------------

          The certificate of incorporation of the Registrant limits the liability of directors for breach of their fiduciary duty as directors to the maximum extent permitted by the Delaware General Corporation Law (the "DGCL"). The DGCL authorizes corporations to limit or eliminate the personal liability of directors to the corporation and its stockholders for monetary damages in connection with the breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitation authorized by the DGCL, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy such duty of care. Although the DGCL does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Registrant's certificate of incorporation limits the liability of directors to the Registrant or its stockholders to the fullest extent permitted by the DGCL as in effect from time to time. Specifically, directors of the Registrant will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not affect a director's responsibilities under certain other laws such as the federal securities laws or state or federal environmental laws.

          The bylaws of the Registrant provide that the Registrant shall indemnify its officers, directors and employees to the fullest extent permitted by the DGCL. The Registrant believes that indemnification under its bylaws covers at least negligence and gross negligence on the part of the indemnified parties.

          The Registrant has entered into indemnification agreements with its directors and officers which provide for broad indemnification, except where the "reviewing party" has determined that the indemnitee would not be entitled to be indemnified under applicable law. The "reviewing party" is defined as the majority vote of the directors of Registrant not subject to the particular claim or, if none, independent legal counsel selected by the indemnitee and approved by the Registrant. No payments may be made under these indemnification agreements in connection with claims made against a director or officer for which payment is made under an insurance policy or for which such person is otherwise indemnified.

          Under an insurance policy currently maintained by the Registrant, the directors and officers of the Registrant are insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which may be imposed as a result of such claims, actions, suits or proceedings which may be brought against them by reason of being or having been such directors or officers.

ITEM 7.   EXEMPTION FROM REGISTRATION CLAIMED.
          -----------------------------------
          Not applicable.

ITEM 8.   EXHIBITS
          --------

          4.1 Bank Plus Corporation Stock Option and Equity Incentive Plan, as amended and restated as of February 26, 1997

          4.2 Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Form 8-B filed by the Registrant on April 22, 1996 (the "Form 8-B"))

          4.3  Bylaws of the Registrant (incorporated by reference to Exhibit
               3.2 of the Form 8-B)

          4.4 Indenture between Registrant and the Bank of New York, as Trustee, relating to the 12% Senior Notes due July 18, 2007 of Registrant

          5.1  Opinion of Sullivan & Cromwell

          23.1 Consent of Deloitte & Touche LLP with respect to the Annual Report, as amended, of the Registrant

          23.2 Consent of Deloitte & Touche LLP with respect to the consolidated financial statements of Hancock Savings Bank

          23.3 Consent of Sullivan & Cromwell (included in Exhibit 5.1)

          24 Power of Attorney (included on page II-5 of this Registration Statement)

ITEM 9.   UNDERTAKINGS.
          ------------

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a) (1) (i) and (a) (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 2nd day of September, 1997.

                           BANK PLUS CORPORATION


                           By:       /S/ RICHARD M. GREENWOOD
                              ----------------------------------------
                                       Richard M. Greenwood
                                    Vice Chairman of the Board,
                                President and Chief Executive Officer

                               POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Godfrey B. Evans as his true and lawful attorney-in-fact and agent with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                     Title                          Date
---------                     -----                          ----


/S/ GORDON V. SMITH           Chairman of the Board          August 29, 1997
---------------------------
Gordon V. Smith


/S/ RICHARD M. GREENWOOD      Vice Chairman, President and   August 31, 1997
---------------------------   Chief Executive Officer
Richard M. Greenwood


/S/ NORMAN BARKER, JR.        Director                       August 29, 1997
---------------------------
Norman Barker, Jr.

/S/ WALDO H. BURNSIDE         Director                       August 26, 1997
---------------------------
Waldo H. Burnside


/S/ GEORGE GIBBS, JR.         Director                       August 29, 1997
---------------------------
George Gibbs, Jr.


/S/ LILLY V. LEE              Director                       August 29, 1997
---------------------------
Lilly V. Lee


/S/ MARK SULLIVAN III         Director                       September 3, 1997
---------------------------
Mark Sullivan III

                                 EXHIBIT INDEX


Exhibit
Number    Description
-------   -----------

4.1       Bank Plus Corporation Stock Option and Equity
          Incentive Plan, as amended and restated as of February 26, 1997

4.2       Certificate of Incorporation of the Registrant
          (incorporated by reference to Exhibit 3.1 of the Form 8-B filed by the Registrant on April 22,
          1996 (the "Form 8-B"))

4.3 Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Form 8-B)

4.4 Indenture between Registrant and the Bank of New York, as Trustee, relating to the 12%
          Senior Notes due July 18, 2007 of Registrant

5.1       Opinion of Sullivan & Cromwell

23.1 Consent of Deloitte & Touche LLP with respect to the Annual Report, as amended, of the Registrant

23.2 Consent of Deloitte & Touche LLP with respect to the consolidated financial statements of Hancock Savings Bank

23.3      Consent of Sullivan & Cromwell (included in
          Exhibit 5.1)

24 Power of Attorney (included on page II-5 of this Registration Statement)